EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Blue Marble Announces the Appointment of New Management, Film Producer, Mr. Kim Dong Joo Joins Senior Management Team in Seoul, Korea.

Las Vegas, NV – May 5, 2010 --  Blue Marble Media Corp. (OTCBB:BMMCF) (the “Company”) is pleased to announce the appointment of Mr. Kim Dong Joo, famous film producer and Senior Manager, in charge of the new international film production business department for the Company.  Mr. Kim Dong Joo brings a wealth of experience to the Company including having previously worked as marketing manager at both 20th Century Fox and in the film department of ILSHIN venture capital. Also, Mr. Kim was CEO of both Korea Pictures film production and the ShowEast film production company. ShowEast produced successes such as ‘Friend’ and ‘Old Boy’ which were both awarded the prestigious ‘Grand Prix’ at the 57th annual Festival de Cannes, along with the Grand Prize at the Korea Film Festival. Mr. Kim was awarded the ‘Trade-Investment Promotion’ by the Korea International Trade Association which is responsible for exporting movies overseas.

For further information on Mr. Kim Dong Joo and our Company, please visit our website at www.bluemarblemedia.ca

About Blue Marble Media Corp.:

Blue Marble Media Corp.’s (OTCBB:BMMCF) vision is to build shareholder value by increasing revenue streams by increasing production and aligning themselves in the North American market. Through its wholly-owned subsidiary the Company has  operated successfully from Seoul, South Korea for the past 8 years in TV commercial production, advertising, marketing, 3D production, and continues to rank number 1 in the competitive market.   Blue Marble currently produces over 100 TV commercials and earns over USD $10 million annually, while continuing to grow its current business and develop new business.  Blue Marble is providing integrated media systems with a team of specialists in TV commercial production, BTL promotion, advertising, film production, star management and investment.

Forward Looking Statements:
This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements, or that of its industry, to differ materially from those expressed or implied in any of the Company’s forward looking statements. Statements in this press release regarding the Company’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.